SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NiCE World 2026: Where Agentic AI Meets Enterprise dated June 1, 2026
99.2 NiCE to Webcast NiCE World 2026 Investor and Analyst Day dated June 2, 20026
99.3 NiCE Actimize X-Sight Enterprise Cloud Solutions Selected by DNB Norway to Transform its Fraud and Financial Crime Operations dated June 2, 2026
99.4 NiCE Launches Workforce Empowerment Suite for the Hybrid AI Workforce dated June 9, 2026
99.5 NiCE Launches NiCE Labs, a Dedicated AI Innovation Lab to Define the Next Era of Agentic Customer Experience dated June 9, 2026
99.6 NiCE Announces the Future of AI-Powered CX dated June 9, 2026
99.7 NiCE Honors the Changemakers Building the Future of CX AI at NiCE World 2026 dated June 10, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Alon Levy Title: Vice President, General Counsel and Corporate Secretary Dated: July 8, 2026

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NiCE World 2026: Where Agentic AI Meets Enterprise dated June 1, 2026
99.2 NiCE to Webcast NiCE World 2026 Investor and Analyst Day dated June 2, 20026
99.3 NiCE Actimize X-Sight Enterprise Cloud Solutions Selected by DNB Norway to Transform its Fraud and Financial Crime Operations dated June 2, 2026
99.4 NiCE Launches Workforce Empowerment Suite for the Hybrid AI Workforce dated June 9, 2026
99.5 NiCE Launches NiCE Labs, a Dedicated AI Innovation Lab to Define the Next Era of Agentic Customer Experience dated June 9, 2026
99.6 NiCE Announces the Future of AI-Powered CX dated June 9, 2026
99.7 NiCE Honors the Changemakers Building the Future of CX AI at NiCE World 2026 dated June 10, 2026